

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 28, 2009

Via U.S. Mail and Facsimile (580) 436-7412
Mr. Randy Harp
Chief Operating Officer
Pre-Paid Legal Services, Inc.
One Pre-Paid Way
Ada, Oklahoma 74820

> **RE:** **Pre-Paid Legal Services, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-09293**

Dear Mr. Harp:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director